Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

April 23, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jaea Hahn

Re:	Pursuit Asset-Based Income Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-284708 and 811-24051

Dear Mr. Hahn,

The following responds to the comments provided via email on March 12, 2025, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s response follows each comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

GENERAL

1.	Comment: We note that the Registration Statement is missing information and exhibits (e.g., seed financial statements of the Fund) and contains bracketed disclosures (e.g., fee table and expense example, discussion of officers and directors in the SAI). A full review, including financial review (e.g., seed statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

Response: The Fund confirms that all missing information and all exhibits will be filed in a pre-effective amendment to the Registration Statement. The Fund further acknowledges that the Staff may have additional comments after such information and exhibits are provided.

2.	Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made all conforming changes.

3.	Comment: Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement in addition to the requests for multi-class and co-investment relief. Please ensure the disclosure throughout the registration statement, as noted on the cover page, is clear that only Class I shares will be available for purchase unless the multi-class exemptive relief is obtained. Please also ensure throughout that the disclosure is clear that there is no guarantee that the registrant will receive an exemptive order.

Response: The Fund does not expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement other than the requests for multi-class and co-investment relief. The Fund confirms that it has clarified the disclosure in the Revised Registration Statement to make clear that only Class I shares will be available for purchase unless the multi-class exemptive relief is obtained. Additionally, the Fund confirms that the disclosure in the Registration Statement clearly indicates that there is no guarantee that the Fund will receive the exemptive orders.

4.	Comment: We note that as of the filing date of the registration statement, Pursuit Fund Advisers, LLC is only registered with the SEC as an exempt reporting adviser. Please supplementally discuss the Adviser’s registration status and the Adviser’s plans with respect to registration under the Investment Advisers Act of 1940.

Response: The Fund confirms that the Adviser intends to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended, and that the related disclosures in the Registration Statement will be updated in a pre-effective amendment once the Adviser has so registered.

5.	Comment: Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response: The Fund confirms that it does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

6.	Comment: Please confirm the Fund will attach any credit agreements by pre-effective amendment to Part C if any credit facilities will be in place by the Fund’s launch.

Response: The Fund so confirms.

ACCOUNTING COMMENTS

7.	Comment: Please explain in correspondence whether leverage will be used in the Fund’s first year of operations.

Response: The Fund confirms that leverage may be used in the first year of operations.

8.	Comment: Please include examples demonstrating the operation of the incentive fee in an amendment. In addition, please provide the examples in the correspondence response.

Response: The Fund confirms that the requested disclosure will be added in a subsequent pre-effective amendment, once the fees are approved by the Board of Trustees. The Fund has added a placeholder for this disclosure in the Revised Registration Statement.

9.	Comment: Please provide the name of the fund’s independent registered public accounting firm in correspondence.

Response: The Fund will identify its independent registered public accounting firm in a future pre-effective amendment filing once approved by its Board of Trustees.

LEGAL COMMENTS

Cover Page

10.	Comment: Please explain in your response the extent to which the Fund will invest/invests in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest/invests more than 15% of its net assets in private funds that rely on sections 3(c)(1) or 3(c)(7), please note that as a registered closed-end fund, the Fund should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Response: The Fund confirms that it does not currently intend to invest more than 15% of its net assets in private funds that rely on sections 3(c)(1) or 3(c)(7) of the 1940 Act. The Fund respectfully notes, however, that it is unaware of any requirement under the 1940 Act for closed-end funds to limit their investments in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act in the manner described.

11.	Comment: We note that footnote (1) to the offering table on page (i) suggests the initial investment minimum may be waived for all classes of shares and all categories of investors. Please clarify that such waivers would be limited to certain categories of investors and cross reference to the section of the Registration Statemen that discusses waivers (we note that the discussion is in the “Purchasing Shares” sub-section on page 58). Please confirm this is accurate and clarify the disclosure as applicable throughout registration statement.

Response: The Fund confirms that it may waive the investment minimums in its sole discretion for all categories of investors, and it has clarified the disclosure accordingly in the Revised Registration Statement. The Fund further confirms that the referenced cross reference has been added to the Revised Registration Statement.

12.	Comment: Please disclose the anticipated timing of the Fund’s initial repurchase offer.

Response: The Fund confirms the requested disclosure has been added to the Revised Registration Statement.

13.	Comment: If applicable, please add the following bullet points since the Fund’s shares will not be listed on an exchange:

•	The amount of distributions the Fund may pay, if any, is uncertain and the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, borrowings and amounts from the Fund’s affiliates that are subject to repayment by investors.

•	Such distributions may constitute a return of capital which will reduce an investor’s adjusted tax basis in the common shares.

•	An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses.

•	The Fund intends to invest in private companies and private loans for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

•	The privately held companies and below-investment-grade securities in which the Fund will invest may be difficult to value and are illiquid.

Response: The Fund confirms the requested disclosures have been added to the Revised Registration Statement.

Fund Summary

The Fund and the Shares, p. 1

14.	Comment: In the third paragraph, please clarify that the Shares in the Fund will not be listed on any exchange.

Response: The Fund has revised the disclosure as requested.

15.	Comment: The disclosure at the bottom of page 1 references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to affect the reorganization. If you are relying on the GuideStone no-action letter, please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the Guidestone no-action letter. Please explain why the Predecessor Fund did not itself register as a fund and instead reorganized into the Fund.

Response: The reorganization of the Predecessor Fund into the Fund will comply with the conditions of the Guidestone no action letter (GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006)). Pursuant to an Agreement and Plan of Reorganization, the Predecessor Fund will, at the time of the reorganization, transfer all of its assets to the Fund in exchange for shares of the Fund. Consistent with the GuideStone Financial no-action letter:

1)	The reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (which among other things, requires an independent evaluator to value any assets to be transferred for which market quotations are not readily available);

2)	The Fund will be a shell portfolio as of the time of the reorganization;

3)	The assets of the Predecessor Fund will consist of securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

4)	The Predecessor Fund will transfer all of its portfolio securities at the time of the reorganization to the Fund;

5)	The Fund has the same procedures for determining net asset value as the Predecessor Fund and will follow those procedures in determining the amount of shares to be issued in the reorganization;

6)	The transfer of securities and shares between the Predecessor Fund and the Fund will be effected simultaneously;

7)	The Fund will comply with the recordkeeping requirements described in the GuideStone no-action letter;

8)	The Adviser, consistent with its fiduciary duties, will disclose to the independent trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the independent trustees to evaluate and approve the reorganization; and

9)	The Adviser, not the Predecessor Fund or the Fund, will bear the costs associated with the reorganization.

The decision to reorganize the Predecessor Fund into a shell registered investment company, rather than registering the Predecessor Fund directly as an investment company, is driven by a business judgment that such a reorganization is the more efficient way to bring an alternative income focused interval fund to market. Among other considerations, it would take longer to bring the Predecessor Fund to market in a registered fund format if the Predecessor Fund registered directly instead of reorganizing into the Fund. Because the investment strategy is primarily illiquid and sufficient time is needed to construct a portfolio able to meet various requirements of the 1940 Act and the Code, if the Predecessor Fund registered directly, it would need to wait until its portfolio was fully assembled and able to meet 1940 Act and Code requirements prior to filing a Form N-8A (or within a short period of time thereafter). Operating the Predecessor Fund and registering the Fund in parallel allows the Predecessor Fund to continue to build its portfolio during the Fund’s registration process and up to the time of the reorganization.

Investment Objectives and Strategies, p. 2

16.	Comment: We note that the Fund intends to invest “at least 80% of its net assets … in specialized investment strategies in smaller, undercapitalized assets and markets”, which are defined as “Niche Asset-Based Alternatives”. Please clarify the 80% test as it suggests investments in “strategies” as opposed to particular types/categories of investment suggested by the Fund’s name.

Response: The above-referenced disclosure has bene revised to clarify that the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in specialized investments in smaller, undercapitalized assets and markets, referred to as “Niche Asset-Based Alternatives.”

17.	Comment: We note that the disclosure in the fourth paragraph states that Niche Asset-Based Alternatives “may include, but are not limited to,” a range of categories of investments. Please revise the disclosure to clearly describe the types of investments that the Fund will purchase or sell as part of its principal investment strategy. Please describe such principal investments in plain English.

Response: The Fund has revised the disclosure as requested.

18.	Comment: In the fourth paragraph:

a.	In the first sentence, please clarify what constitutes “smaller, undercapitalized assets and markets.” Is there a minimum/maximum capitalization for issuers that the Fund intends to invest in?

b.	Please clarify whether the loans referred to will be senior or subordinated. Does the Fund intend to invest in covenant lite loans? Please disclose, as applicable.

Response:

a.	The Fund confirms that the reference to investments in smaller, undercapitalized assets and markets is in reference to an issuer’s need for capital rather than the issuer’s market capitalization. There is no minimum/maximum capitalization for issuers that the Fund intends to invest in.

b.	The Fund confirms that it will invest primarily in senior loans, although the Fund may also invest in subordinated loans. The Fund does not intend to invest in covenant lite loans. Accordingly, the Fund has added disclosure to the principal strategy and risk sections regarding investments in senior and subordinated loans.

19.	Comment: We note the Fund’s “Niche-Based Alternatives are investments in “markets that are not broadly financed by traditional commercial banking....” Please clarify if this is different from the “primarily developed markets” described in the fifth paragraph. Please clarify if the Fund will invest in foreign issuers including from emerging markets, and where appropriate, describe how the Fund defines “developed” and “emerging markets”, if appliable.

Response: The Fund confirms that the reference to “primarily developed markets” is intended to clarify that the Fund intends to invest primarily in non-emerging markets. However, the Fund has clarified this disclosure in the Revised Registration Statement and has included definitions of both “developed” and “emerging markets.”

The Investment Manager, p. 3

20.	Comment: Please review the disclosure related to the Investment Adviser’s registration status and revise as needed. See comment 4 above.

Response: The Fund confirms that the Adviser intends to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Once registered, the Fund will update the disclosure in a pre-effective amendment to the Registration Statement.

The Offering, p. 5

21.	Comment: In the second paragraph, please clarify that the Fund may waive the minimum initial investment for certain categories of investors. Please confirm that the “Purchase of Shares” sub-section discloses all such categories of investors.

Response: The Fund confirms that it may waive the investment minimums in its sole discretion for all categories of investors, and it has clarified the disclosure accordingly in the Revised Registration Statement.

Fund Fees and Expenses, pp. 8-10

22.	Comment: Please provide a completed fee table and expense example for our review.

Response: A completed fee table and example will be provided in a subsequent pre-effective amendment.

Investment Objectives and Strategies, pp. 11-14

Investment Strategies and Overview of Investment Process, pp. 12-14

23.	Comment: Please clarify the in disclosure whether the Underlying Funds are affiliated with the Fund or the Investment Manager.

Response: The Fund confirms that it will not invest in Underlying Funds that are affiliated with the Fund or the Investment Manager and has revised the disclosure as requested.

24.	Comment: We note the Fund proposes to invest in specialty consumer loans, student loan debt, and other consumer debt. Does the Fund propose to invest in asset-backed securities and securitizations generally (CLOs, CDOs, etc.), individual loans or both? Please clarify in the disclosure and identify, if applicable, any target allocations between the investment types. Additionally, if the fund proposes to invest in securitizations, will the Fund invest in lower rated tranches?

Response: The Fund supplementally confirms that it will invest primarily in private asset-based securities and securitizations and individual loans. The Fund does not intend to invest more than 5% of its portfolio in registered asset-backed securities or securitizations. The Fund also supplementally confirms that it may invest in lower rated tranches of securitizations, however, such investments will not be a principal investment of the Fund. The Fund has revised the related disclosures accordingly.

25.	Comment: Supplementally, please describe how the Fund will determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes.

Response: The Fund confirms that it will determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes based on the nature of the issuer rather than the underlying obligors.

26.	Comment: Please clarify if there are any limits to how much the Fund can allocate among asset types and classes, including below-investment grade securities.

Response: The Fund confirms that there are no pre-defined limits as to how much the Fund can allocate among asset types and classes and therefore has not clarified in the Registration Statement. The Fund notes, however, that under normal circumstances it expects to invest less than 5% of assets in below-investment grade securities.

27.	Comment: We note that the Fund may use one or more wholly owned SPVs to make investments. With respect to each wholly owned subsidiary, please disclose:

a.	That any investment adviser to a subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and a subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the subsidiary’s investment advisory agreements may be combined.

b.	Any of a subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

c.	Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

d.	Confirm in correspondence that a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder.

e.	To the extent a subsidiary will be a foreign corporation, confirm that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

f.	Please identify the subsidiary’s custodian, if any.

g.	Confirm that a subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

h.	Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. Primarily controlled” means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.

Response:

a.	The requested revision has been made in the Revised Registration Statement.

b.	The Fund confirms that the description of the Fund’s principal investment strategies and risks contained in the Revised Registration Statement will reflect the aggregate operations of the Fund any subsidiary, although there are currently no existing subsidiaries.

c.	The Fund so confirms.

d.	The Fund so confirms.

e.	The Fund confirms that no subsidiary will be a foreign corporation.

f.	The Fund confirms that any custodian to a subsidiary will be identified, as applicable.

g.	As noted above, there are currently no subsidiaries, but to the extent applicable in the future, the Fund confirms that a subsidiary’s management fee (including any performance fee), will be included in “Management Fees,” and the subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

h.	The requested revision has been made in the Revised Registration Statement.

Small Business Corporate and Asset Backed Credit, p. 12

28.	Comment: Please clarify how the Fund defines “small and medium-sized businesses.”

Response: The Fund has added the disclosure as requested to clarify that the Fund defines “small and medium-sized businesses” as businesses with under $25 million in revenue.

Specialty Consumer Loans and Asset-Backed and Cash Flow-Backed Credit, p. 12

29.	Comment: Please clarify the term “smaller balance” and whether these types of loans will be securitized; if so, please disclose whether the Fund may invest in lower rated tranches.

Response: The Fund confirms that small balance loans include claims generally as low as a few thousand dollars in notional value. These assets will be structured in private offerings (not rated) and will not be broadly securitized. The Fund has clarified the disclosure accordingly.

Marketplace Lending, p. 13

30.	Comment: Supplementally, please clarify what percentage of the Fund will be invested in marketplace/peer-to-peer loans. If the Fund will invest principally in such loans, please disclose the following:

•	The fund will only invest through platforms that have committed in writing to provide the fund with individual loan level data that is updated at least as frequently as the fund calculates its NAV.

•	In both the fund’s registration statement and in the valuation policy footnote to the fund’s financial statements, that the fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated. Please clarify whether the Fund may invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans. We may have additional comments.

•	What initial due diligence and ongoing monitoring over the underwriting quality at each platform will be performed.

•	The fund’s qualified custodian will receive evidence that the fund owns the loan and will have the ability to enforce the loan. Please clarify what the custodian receives as evidence for each of the different types of loans that it will purchase.

Response: The Fund confirms that it will not invest in marketplace/peer-to-peer loans. Since the Fund will not principally invest in such loans, related disclosures have been removed.

Use of Leverage, pp. 15-16

31.	Comment: The first paragraph of this section discusses the use of derivatives such as swap agreements, options or other derivative instruments, and the use of short sales; however, the Fund’s principal investment strategies do not disclose the use of derivatives. Please reconcile.

Response: The Fund has deleted the first paragraph of this section.

32.	Comment: The second paragraph states “The Fund may be subject to certain restrictions on investments imposed by lenders or by one or more rating agencies that may issue ratings for any senior securities issued by the Fund.” Please consider adding a risk factor below to describe this risk.

Response: The Fund respectfully notes that it does not intend to issue senior securities, and accordingly, does not consider these risks to be principal risks of the Fund.

33.	Comment: We note Item 8.3.a of Form N-2 requires the table illustrating the effects of leverage if the prospectus offers common stock and the Fund has outstanding or is offering a class of senior securities. Please disclose whether the Fund will be offering senior securities or revise the Registration Statement accordingly. See also see comment 5 above.

Response: The Fund respectfully notes that a table illustrating the effects of leverage is included in the Registration Statement.

Principal Risk Factors, pp. 16-42

General Risks, pp. 16-18

34.	Comment: Please disclose risks arising because Shares are not redeemable and will not be listed on an exchange.

Response: The Fund refers the Staff to the risk factor entitled “Repurchase Offers; Limited Liquidity,” which discusses the risks arising because the Shares are not redeemable or listed on an exchange.

Dependence on the Investment Manager, p. 17

35.	Comment: To improve investor comprehension, please consider combining this risk with “Management Risk” below.

Response: The Fund has revised the disclosure as requested.

Investment-Related Risks, General, pp. 19-21

Sourcing Investment Opportunities Risk, p. 21

36.	Comment: To improve investor comprehension, consider combining with the first risk in this section, “Competition for Assets Risk” or moving closer to this risk since they are related.

Response: The Fund has revised the disclosure as requested.

Investment Strategy-Specific Investment-Related Risks, pp 21-42

Asset-Backed (Including Mortgage-Backed) Securities, p. 23

37.	Comment: Please review this section related to real estate loans and move to the principal investment strategy since the bullet points describe types of loans but not the risks related thereto.

Response: The Fund has deleted the disclosure as asset-backed (including mortgage-backed) securities are not principal investments of the Fund.

Foreign Investment Risk, pp. 26-27

38.	Comment: We note that investment in foreign securities is not described in the principal investment strategy. Please ensure that each identified risk corresponds to a related principal investment strategy.

Response: The Fund confirms that investment in foreign securities is not a principal investment strategy and has revised the disclosure accordingly. The Fund has revised the disclosure to ensure that each identified risk corresponds to a related principal investment strategy.

39.	Comment: Please separate foreign investment risk and emerging market risk under separate subheadings.

Response: The Fund has revised the disclosure as requested.

High Yield Debt, pp. 27-28

40.	Comment: Please refer to such securities as “junk bonds.”

Response: The Fund has revised the disclosure as requested.

Inflation/Deflation, p. 28

41.	Comment: Please confirm this is a Specific Investment Risk and not a General one.

Response: The Fund has revised the disclosure to note that “Inflation/Deflation” is a General Risk of the Fund.

Interest Rate Risk, p. 29

42.	Comment: This section references floating and variable rate securities. In the principal investment strategy section, it is unclear whether the fund will invest in floating or variable rate securities. Please revise.

Response: The Fund confirms that such investments are part of the principal investment strategy and has revised the principal investment strategy and risk sections accordingly in the Revised Registration Statement.

Royalties, p. 33

43.	Comment: While the Fund mentions royalties in the principal investment strategy section, they are not described in any detail. Please revise the principal investment strategy section accordingly.

Response: The Fund has revised the disclosure as requested.

Second Lien and Subordinated Notes, p. 34

44.	Comment: We note that this risk does not correspond to any principal investment strategy discussion above. Please revise.

Response: The Fund has revised the disclosure as requested.

Structured Notes, p. 35

45.	Comment: We note that this risk does not correspond to any principal investment strategy discussion above. Please revise.

Response: The Fund respectfully notes that investments in structured notes are part of the Fund’s principal investment strategy.

Additional Risks of the Fund, pp. 37-42

RIC-Related Risks of Investment Generating Non-Cash Taxable Income, p. 41

46.	Comment: Please describe the Fund’s investment in PIK and other debt instruments that will be treated as having market discount and/or OID in the principal investment strategy section.

Response: The Fund has updated the disclosure to describe debt instruments that will be treated as having OID. The Fund further confirms that investments in PIK are not principal investments of the Fund.

47.	Comment: Please disclose the additional risks presented by investments in PIK and OID securities, including the following:

a.	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

b.	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

c.	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and

d.	Use of PIK and OID securities may provide certain benefits to the Investment Manager including increasing management fees and incentive compensation.

Response: The Fund confirms the requested disclosures related to OID have been added to the Revised Registration Statement.

Limits of Risk Disclosures, p. 42

48.	Comment: The first sentence suggests that the risks presented “are not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund.” Risk factors presented in the prospectus should reflect all of the principal risks of investing in the Fund. Please delete this disclosure.

Response: The Fund confirms that this disclosure has been deleted.

Fund Performance, p. 42

49.	Comment: Please explain in your response what no-action letter the Fund will be relying upon to show prior performance of the Predecessor Fund. We may have additional comments and/or questions.

Response: The Fund believes that the prior performance of the Predecessor Fund may be included under the guidance of the MassMutual No-Action Letter (Mass Mutual Institutional Funds, SEC No-Action Letter, pub. Avail. Sept. 28, 1995).

50.	Comment: If the prior performance is included solely to establish a performance record, the performance should not be presented. We note the Predecessor Fund commenced operations on October 15, 2024. Please supplementally address the appropriateness of including prior performance information.

Response: The Fund confirms that prior performance is not included solely to establish a performance track record. For the following reasons, the Fund believes that the inclusion of the Predecessor Fund’s prior performance is appropriate because:

•	the investment manager is the same;
•	the portfolio managers are the same;
•	the investment objective is the same;
•	the principal investment strategies are the same;
•	the portfolio investment as substantially similar.

The Fund believes that it has shown that the Investment Manager managed the Predecessor Fund in the same manner as the Investment Manager manages the Fund, and therefore, the Predecessor Fund performance numbers are not misleading and inclusion is appropriate.

51.	Comment: Prior performance of the predecessor Account must be adjusted to reflect the maximum sales load of each class of the fund if a multi-class fund. Please revise the disclosure accordingly.

Response: The Fund confirms that the Predecessor Fund is not a multi-class fund.

52.	Comment: Please supplementally represent that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

Response: The Fund confirms that it has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

53.	Comment: Supplementally, please identify the appropriate broad based securities market index against which the Fund will measure its performance.

Response: The Fund confirms that it will measure its performance against the Morningstar LSTA US Leveraged Loan Index and the Bloomberg US Corporate High Yield Total Return Index.

Management of the Fund, pp. 43-44

54.	Comment: Please update this section to reflect the current registration status of the Investment Manager.

Response: The Fund confirms that the Adviser intends to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended. Once registered, the Fund will update the disclosure in a pre-effective amendment to the Registration Statement.

Investment Management Fees, pp. 44-45

55.	Comment: Please provide a graphical representation of the income-related portion of the incentive fee, and examples demonstrating the operation of an incentive fee in the prospectus.

Response: The requested disclosure will be added in a subsequent pre-effective amendment, once the fees are approved by the Board of Trustees. The Fund has added a placeholder for this disclosure in the Revised Registration Statement.

56.	Comment: Please include a discussion of conflicts of interest where appropriate, given the disclosure suggest that the Fund invest in instruments that provide leverage and uses PIK or OID instruments, all of which have the effect of increasing its compensation.

Response: The Fund confirms the requested discussion related to OID instruments has been added to the Revised Registration Statement.

Conflicts of Interest, pp. 49-50

57.	Comment: In the absence of a co-investment order, please include disclosure regarding limitations imposed by the 1940 Act on co-investment.

Response: The requested changes have been made in the Revised Registration Statement.

Statement of Additional Information

Fundamental Policies, pp. 3-5

58.	Comment: Under the Fund’s concentration policy as disclosed in the SAI, the Fund does not address whether asset-backed securities represent interests in any industry or group of industries.

Please note a fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security’s underlying receivables (e.g., consumer loans, real estate loans, etc.) to determine its industry classification for purposes of the Fund’s concentration policy. A fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Please revise this description in the SAI to address asset-backed securities and make any necessary conforming changes to the Principal Strategies section of the prospectus.

Response: The Fund respectfully notes that it does not intend to invest more than 5% of its portfolio in registered asset-backed securities. The Fund has revised the description in the SAI to state that it will determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes based on the nature of the issuer rather than the underlying obligors.

59.	Comment: Consider moving the information regarding where shareholders may obtain information regarding the next share repurchase date to the prospectus or delete.

Response: The Fund has removed this information.

Signatures

60.	Comment: Please correct the signatories when you file an amendment to the registration statement. Section 6(a) of the 1933 Act requires a registration statement to be signed by the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer).

Response: The Fund confirms that the Registration Statement will be signed by the aforementioned individuals in a subsequent pre-effective amendment following its organizational Board meeting.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2959.

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Sincerely,

Joshua B. Deringer